Exhibit 16.1


December 12, 2002

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Alfacell Corporation (the "Company") and, under the date of November 4, 2002, we reported on the financial statements of Alfacell Corporation as of and for the years ended July 31, 2002 and 2001. On December 6, 2002, we resigned. We have read Alfacell Corporation's statements included under Item 4 of its Form 8-K dated December 12, 2002, and we agree with such statements except that we are not in a position to agree or disagree that the Company engaged J.H. Cohn, LLP as the Company's independent public accountants or that the engagement of J.H. Cohn, LLP was approved by the audit committee of the Company.

Very truly yours,

KPMG LLP